Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

BLUE RIDGE BANKSHARES, INC.

I. Name. The name of the corporation is Blue Ridge Bankshares, Inc.

II. Text of Amendment. Subsection A of Section 1 of Article II of the corporation’s Articles of Incorporation shall be amended to increase the number of authorized shares of common stock from 10,000,000 to 25,000,000 shares. Subsection A of Section 1 of Article II is hereby amended and restated in its entirety as follows:

A. The Corporation is authorized to issue twenty-five million (25,000,000) shares of capital common stock with no stated par value.

III. Board Adoption and Shareholder Approval. The amendment was unanimously adopted by the Board of Directors of the corporation on February 19, 2020. The amendment was submitted to the shareholders of the corporation by its Board of Directors in accordance with the requirements of the Virginia Stock Corporation Act (the “Act”) at the annual meeting of shareholders held on June 30, 2020, and the amendment was duly approved by the shareholders of the corporation in the manner required by the Act and the corporation’s Articles of Incorporation.

IV. Effective Date. The Certificate of Amendment to be issued as a result of the filing of these Articles of Amendment shall become effective as of 5:01 p.m. Eastern Time on July 7, 2020 in accordance with Section 13.1-606 of the Act.

[Signature on next page]

Dated: July 3, 2020	BLUE RIDGE BANKSHARES, INC.

	By:	/s/ Amanda G. Story
Amanda G. Story
Chief Financial Officer

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